                          Filed by: The Santa Cruz Operation, Inc.
                          Pursuant to Rule 425 Under the Securities Act of 1933
                               And Deemed Filed Pursuant to Rule 14a-12
                               Under the Securities Exchange Act of 1934
                          Subject Company: The Santa Cruz Operation, Inc. (Commission File No. 000-21484)



FOR IMMEDIATE DISTRIBUTION
--------------------------


PRESS CONTACT:
Jodi Reinman
Software Server Division, SCO
831-427-7047
Jodire@sco.com
--------------


                SCO TO OFFER WORLDWIDE SUPPORT TO THE ENTERPRISE

             Unisys and Compaq First to Strike Agreements With SCO


FORUM2000, SANTA CRUZ, CA (August 21, 2000) - The Server Software Division of The Santa Cruz Operation, Inc. (Nasdaq: SCOC) today announced its new Enterprise Support Services which provides around-the-clock support to meet the business and time-critical requirements of enterprise customers. The company also announced that it has signed agreements to provide this high-end service to both Compaq and Unisys.

"We now have the infrastructure in place to provide this high level of support essential to the enterprise," said John Henrotin, SCO Vice President of Worldwide Services. "By signing on Compaq and Unisys, customers around the world are now guaranteed the high level of assistance that is essential for mission critical support of ASPs and large data centers."

Under the Unisys and Compaq agreements, SCO will train and certify IT professionals on its UnixWare 7 and UnixWare7 NonStop Clusters software. In turn, the companies will provide business-critical support for SCO customers,

SCO TO OFFER 24/7 WORLDWIDE SUPPORT TO THE ENTERPRISE                     2-2-2


acting as a single point of contact, making it easier for them to manage their IT environments. SCO will provide 24/7 high-level technical support to Unisys and Compaq. In addition, they will provide dedicated support teams for their major accounts.

President and General Manager, Customer Services, Compaq Global Services said, "Compaq Global Services can help customers avoid downtime with the most robust portfolio of high availability services in the industry, delivered by the largest and best trained services professionals in the world. We've got more than 40 years of experience servicing customer's business-critical environments who can't afford a minute of downtime, and these include some of the largest financial, telecommunications and e-commerce companies in the world."

"Server Software Division is focused at providing high availability products," said David McCrabb, President Server Software Division, SCO. "Customers who deploy high availability platforms in their business environments will require support of this nature, which can be delivered either directly from SCO or through one of our partners."

Features of Enterprise Support Program

 .  Dedicated SCO technical support manager

 .  24/7 support and engineering escalation service

 .  Worldwide multi-site support

 .  Services for both pre-release and final products

 .  SCO ACE certified training

 .  Access to exclusive enterprise support website

"SCO's Enterprise Support Program is right in line with our Open Internet Platform which focuses on providing the best technology and support to high volume platform customers," said Ransom Love, CEO, Caldera Systems, Inc. "In

SCO TO OFFER 24/7 WORLDWIDE SUPPORT TO THE ENTERPRISE                     3-3-3


light of our intent to acquire the SCO Server Software and Professional Services Divisions, having this high level of support in place and ready to go not only meets, but exceeds our expectations."

About The Santa Cruz Operation, Inc

With headquarters in Santa Cruz, CA, The Santa Cruz Operation, Inc. is comprised of three independent divisions -Tarantella, Inc., the Server Software Division, and the Professional Services Division. The Server Software Division is the world's number one provider of UNIX server operating systems. Tarantella, Inc. promotes a range of software technologies and products that web-enable any application instantly, for access by users anywhere. The Professional Services Division helps organizations create and deploy personalized IT strategies. The three divisions sell and support their products and services through a worldwide network of distributors, resellers, systems integrators, and OEMs. For more information, visit SCO's home page at www.sco.com/scoinc/

                                      ###

                                      Note

Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, uncertainty in domestic and international markets, changes in customer implementation plans, increases and decreases in the value of investments in third parties, the ability to reduce expenses, risks of dependence upon third-party suppliers, impact and success of joint development projects and industry partnerships, conclusion or success of strategic opportunities, timely availability of products, market acceptance of new products, including open source- based and internet-related products, the impact of competitive products, general market conditions, and other risks detailed from time to time in SCO's SEC filings, including forms 10-Q and 10-K (copies of which are available from SCO without charge in hard copy or online at www.sco.com/investor, or www.sec.gov/edgarhp.htm). SCO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SCO, The Santa Cruz Operation, the SCO logo, Tarantella, SCO ACE, UnixWare 7 and UnixWare are trademarks or registered trademarks of The Santa Cruz Operation, Inc. in the USA and other countries. UNIX is a registered trademark of The Open Group in the United States and other countries. Linux is a registered trademark of Linus Torvalds in the United States and other countries. NonStop is a registered trademark of Compaq Computer Corporation in the US and other countries. All other brand or product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Additional Information and Where to Find It: It is expected that Caldera will file a Registration Statement on SEC Form S-4 and Caldera and SCO will file a Joint Proxy Statement/Prospectus with the SEC in connection with the Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention: Investor Relations, telephone (831) 427-7399.

SCO TO OFFER 24/7 WORLDWIDE SUPPORT TO THE ENTERPRISE                     4-4-4


In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.